EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	June 30,
(Dollars in millions)	2011	2010
Consolidated income before provision for income taxes	$748	$927
Fixed charges:
Interest1	$457	$491
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2
Total fixed charges	$459	$493

Earnings available for fixed charges	$1,207	$1,420
Ratio of earnings to fixed charges	2.63	2.88
1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”